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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/05/04: To announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2021/05/05: To announce the registration of capital reduction due to cancellation of the RSA

99.3                 Announcement on 2021/05/18: UMC will attend investor conferences on 2021/05/20

99.4                 Announcement on 2021/05/06: April Revenue

99.5                 Announcement on 2021/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/02/18~2021/05/04

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,298,081,964;

total transaction price: NT$1,298,081,964

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2021/05/04

2. Date of completion of capitalization change registration: 2021/05/04

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$124,224,014,930; the shares outstanding are 12,422,401,493 shares; book value per share is NT$20.12

(2) After the capital reduction: The paid-in capital is NT$124,220,014,930; the shares outstanding are 12,422,001,493 shares; book value per share is NT$20.12

(Note：Net worth per share was calculated based on the consolidated financial statements for the first quarter of 2021 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2021/05/20

1. Date of institutional investor conference: 2021/05/20

2. Time of institutional investor conference: 14:00

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “2021 Fubon Investment Forum”, held by Fubon Securities.

5. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

May 6, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2021.

1)	Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
April	Net sales	16,382,058	15,059,189	1,322,869	8.78%
Year-to-Date	Net sales	63,479,070	57,327,036	6,152,034	10.73%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	4,739,600	4,841,600	24,957,737
UMC (Note2)	500,000	0	24,957,737

Note1: On December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 170 million. The actual amount lent to USC(Xiamen) as of April 30, 2021 was US$ 0 million.

Note2: On April 28, 2021, the board of directors resolved to lend funds to Wavetek  for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of April 30, 2021 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	18,804,273	19,066,253	112,309,817

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020 and December 16, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 373 million and CNY¥ 1,969 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	613,360	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	2,185	0
Written-off Trading
Contracts	0	0	10,034,007	0
Realized profit (loss)	0	0	(10,233)	0

Exhibit 99.5

United Microelectronics Corporation

For the month of April, 2021

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2021	Number of shares as of April 30, 2021	Changes
Vice President Associate Vice President	Francia Hsu Ray Yang	1,266,000 376,274	1,177,000 176,274	(89,000) (200,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2021	Number of shares as of April 30, 2021	Changes
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